FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2021

CARDONE EQUITY FUND VI, LLC

Commission File No. 024-10943

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

83-2826322

Employer Identification Number

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

2

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Semiannual Report on Form 1-SA (“Semiannual Report”). Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Semiannual Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Equity Fund VI, LLC (“CEF VI” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Maryland.

On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 individual investors, and completed its investments in four income producing multifamily real estate properties located in Panama City Beach, Florida, Naples, Florida, and Columbia, Maryland.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC, the Company’s Manager. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF VIII is a $79,297,000 million fund for accredited investors that began its operations in October 2019. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The spread of the COVID-19 Pandemic has continued to cause significant volatility in the U.S. and international markets and, in many industries, business activity was virtually shut down. There continues to be uncertainty around the duration and severity of business disruptions related to the COVID-19 Pandemic, as well as its impact on the U.S. economy and international economies. The CARES Act implemented in response to COVID-19 placed a Federal moratorium on evictions while at the same time providing supplemental cash payments which has impacted the Company’s investments.

During the first half of 2021, COVID-19 continued to have an impact on the economy and to a lesser degree on the Company’s properties. Most of the evictions moratoriums that were put in place March 2020 ended in June 2021. The Company’s properties were impacted by the moratorium, but our property managers worked diligently with residents to assist them in obtaining supplemental rental payments from various county programs.

3

Results of Operations

The Company received distributions from its investments totaling $450,868 in the first quarter and $503,745 in the second quarter for a total of $954,613 for the six months ended June 30, 2021. The increase in distributions from the first quarter to the second quarter primarily reflects an improvement in occupancy, rent growth, and the gradual diminishing impact of COVID-19 on the properties. As of June 30, 2021, unpaid management fees totaled $166,133. For the six months ended June 30, 2021, operating expenses totaled $243,135 resulting in a net investment loss of $243,135. The Company also had cumulative unrealized gains on real estate investments totaling $16,993,238 as of June 30, 2021.

Liquidity and Capital Resources

The value of an investment in the Company will fluctuate with the performance of the specific assets in which the Company is invested. In certain circumstances the Company did establish reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties. To the extent that the Company has insufficient funds for such purposes, the Company may establish additional reserves from cash flow from operations, or from net cash proceeds from the sale of properties. As of June 30, 2021, the investment properties have about $4,412,000 in cash reserves of which about $186,000 was generated from operations in excess of distributions.

As of June 30, 2021, CEF VI had no outstanding debt. The investments did leverage their individual assets from 64% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

With many workers still working remotely and workers relocating to the Sunbelt, where our property holdings are focused, the demand for garden style apartment complexes continues to increase, as those searching for a home increasingly desire to live in Class A multifamily properties that offer a package of amenities. Coupled with the limited supply of single-family homes, residents are staying longer than they have in previous years. Because of this and the properties’ great locations, the Company benefited with an average occupancy rate of 96% for the first six months of 2021. Our properties are in desirable locations and will benefit from the wave of new renters leaving major metros, most of whom are now free to work remotely. Job growth, steady rentership rates, increasing household formations and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the renter, such as delaying major life decisions, increasing levels of student debt and higher prices in the single-family home market, support the value proposition of owning multifamily properties.

Item 2. Other Information

None.

4

Item 3. Financial Information

Cardone Equity Fund VI, LLC
Financial Statements - Index
As of June 30, 2021

5

Cardone Equity Fund VI, LLC Statements of Net Assets As of June 30, 2021 and December 31, 2020

	June 30, 2021	December 31, 2020
	(unaudited)
Assets:

Real estate investments, at fair value (cost of $26,566,232 and $27,520,845, respectively)	$43,559,470	$33,184,111
Cash	84,567	194,653

Total assets	43,644,037	33,378,764

Liabilities:

Accounts payable	-	5,879
Accrued expenses and other related party payables	166,133	97,922

Total liabilities	166,133	103,801

Net assets	$43,477,904	$33,274,963

See accompanying notes, which are an integral part of these financial statements

6

Cardone Equity Fund VI, LLC Schedule of Real Estate Investments As of June 30, 2021 - (unaudited)

Investment	Ownership Interest	Cost Basis	Fair Market Value
Cardone PCB Member, LLC[1]	34.67%	$4,892,772	$9,440,221
Cardone Columbia Member, LLC[2]	24.70%	9,747,639	13,911,361
Cardone Retreat Member, LLC[3]	24.70%	4,795,584	7,785,076
Cardone Addison, LLC[4]	24.70%	7,130,237	12,422,812
		$26,566,232	$43,559,470

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone PCB Member, LLC on October 16, 2019. The Company’s proportional share of this investment represents 21.71% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD. The Company invested in Cardone Columbia Member, LLC on December 20, 2019. The Company’s proportional share of this investment represents 32.00% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone Retreat Member, LLC on March 16, 2020. The Company’s proportional share of this investment represents 17.91% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL. The Company invested in Cardone Addison Member, LLC on March 3, 2020. The Company’s proportional share of this investment represents 28.57% of net assets.

See accompanying notes, which are an integral part of these financial statements

7

Cardone Equity Fund VI, LLC Schedule of Real Estate Investments As of December 31, 2020

Investment	Ownership Interest	Cost Basis	Fair Market Value
Cardone PCB Member, LLC[1]	34.67%	$5,112,243	$5,740,665
Cardone Columbia Member, LLC[2]	24.70%	10,001,607	11,495,040
Cardone Retreat Member, LLC[3]	24.70%	4,971,485	5,887,237
Cardone Addison Member, LLC[4]	24.70%	7,435,510	10,061,169

		$27,520,845	$33,184,111

1 Cardone PCB Member, LLC owns 100% of PCB 288, LLC (d/b/a: 10X Living at Panama City Beach) which holds an investment in a 288 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone PCB Member, LLC on October 16, 2019. The Company’s proportional share of this investment represents 17.25% of net assets.

2 Cardone Columbia Member, LLC owns 100% of Columbia 531, LLC (d/b/a: 10X Living at Columbia Town Center) which holds an investment in a 531 unit multifamily apartment community located in Columbia, MD. The Company invested in Cardone Columbia Member, LLC on December 20, 2019. The Company’s proportional share of this investment represents 34.55% of net assets.

3 Cardone Retreat Member, LLC owns 100% of Retreat 360, LLC (d/b/a: Retreat at Panama City Beach) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL. The Company invested in Cardone Retreat Member, LLC on March 16, 2020. The Company’s proportional share of this investment represents 17.69% of net assets.

4 Cardone Addison Member, LLC owns 100% of CC Addison Place, LLC (d/b/a: Addison Place) which holds an investment in a 294 unit multifamily apartment community located in Naples, FL. The Company invested in Cardone Addison Member, LLC on March 3, 2020. The Company’s proportional share of this investment represents 30.24% of net assets.

See accompanying notes, which are an integral part of these financial statements

8

Cardone Equity Fund VI, LLC Statements of Operations For the Six Months ended June 30, 2021 and the Year ended December 31, 2020

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
	(unaudited)

Investment income - interest income	$-	$541

Expenses

Asset management fee	147,318	242,282
Professional fees	78,399	87,825
Administrative and other	17,418	13,611

Total expenses	243,135	343,718

Net investment loss	(243,135)	(343,177)

Change in unrealized gains on real estate investments	11,329,972	5,781,644

	$11,086,837	$5,438,467

See accompanying notes, which are an integral part of these financial statements

9

Cardone Equity Fund VI, LLC Statements of Changes in Net Assets For the Six Months ended June 30, 2021 and the Year ended December 31, 2020

	Total	Members Class A Interests	Managing Member Class B Interests

Balance, December 31, 2019	$9,069,586	$9,071,815	$(2,229)

Contributions	20,146,182	20,146,182	-

Distributions	(1,354,376)	(1,018,032)	(336,344)

Offering and syndication costs	(24,896)	(24,896)	-

Net increase in net assets resulting from operations	5,438,467	3,591,190	1,847,277

Balance, December 31, 2020	33,274,963	31,766,259	1,508,704

Distributions	(883,896)	(662,923)	(220,973)

Net increase in net assets resulting from operations	11,086,837	7,206,444	3,880,393

Balance, June 30, 2021 - unaudited	$43,477,904	$38,309,780	$5,168,124

See accompanying notes, which are an integral part of these financial statements

10

Cardone Equity Fund VI, LLC Statements of Cash Flows For the Six Months ended June 30, 2021 and the Year ended December 31, 2020

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Cash flows from operating activities	(unaudited)
Net increase in net assets resulting from operations	$11,086,837	$5,438,467
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Change in unrealized (gain) loss on investments	(11,329,972)	(5,781,644)
Purchase of investments	-	(19,896,831)
Distributions from investments	954,613	1,504,964
Changes in operating assets and liabilities:
Accounts payable	(5,879)	3,597
Accrued expenses and other related party payables	68,211	91,477
Net cash provided by (used in) operating activities	773,810	(18,639,970)

Cash flows from financing activities:
Offering proceeds	-	18,901,705
Offering and syndication costs	-	(24,896)
Distributions	(883,896)	(1,354,376)
Net cash provided by (used in) financing activities	(883,896)	17,522,433
Net decrease in cash	(110,086)	(1,117,537)
Cash, beginning of period	194,653	1,312,190.00
Cash, end of period	$84,567	$194,653

See accompanying notes, which are an integral part of these financial statements

11

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND VI, LLC (the “Company”), is a limited liability company organized December 12, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company commenced operations and started accepting subscriptions October 16, 2019. On June 26, 2020, the Company completed raising $29,463,000 under Regulation A Plus from over 1,300 investors and completed its investments in four multifamily real estate properties. The fundraising activities were completed through Cardone Capital LLC’s (the “Manager”) online platform.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund VIII, LLC (“CEF VIII”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC. Grant Cardone typically owns from 1% to 5% of the LLC’s. CEF VIII is a $79,297,000 million fund for accredited investors that began its operations in October 2019. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF VIII’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF VIII.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB’) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

Investments without a public market are valued based on assumptions made and valuation techniques used by the Manager. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Manager considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

12

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Real Estate Investments (continued)

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. As of December 31, 2020 a total of $102,707 was incurred for offering and syndications costs.

13

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax position taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, accrued expenses and other related party payables: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2021 and December 31, 2020. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

14

NOTE 3: FAIR VALUE MEASUREMENTS (continued)

Investment values as of June 30, 2021 and December 31, 2020, were determined based on capitalization rate of 4.25% to 4.90% and 4.35% and 4.90%, respectively. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period. The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on arecurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2021 and the year ended December 31, 2020:

Description	Real Estate Investments
Beginning balance, December 31, 2019	$9,010,600
Purchase of real estate investments	19,896,831
Unrealized loss on real estate investments	5,781,644
Distributions from real estate investments	(1,504,964)
Ending balance, December 31, 2020	33,184,111
Unrealized gain on real estate investments	11,329,972
Distributions from real estate investments	(954,613)
Ending balance, June 30, 2021 (unaudited)	$43,559,470

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Manager held 100% of the Class B interests which were issued, at formation, as founder’s interests for no cash consideration.

On June 26, 2020, the Company completed raising $29,463,000 by offering 29,463 Class A interests at $1,000 per interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus,” and sold the interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company receive a 65% profits interest.

The Manager’s Class B interest is a 35% profits interest and is subordinate to the Class A interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective percentage interest in the Company, giving consideration to their respective ownership period.

Profits will first be allocated pro rata to the members in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions of distributable cash and shall be allocated 65% to the Class A Members (in proportion to their respective percentage interests) and 35% to the Class B interests. In all cases, giving consideration to their respective ownership period.

15

NOTE 4: MEMBER’S EQUITY/NET ASSETS (continued)

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member. At this time, the Manager has distributed all distributable cash to the Class A and Class B Members which total from inception $1,687,614 and $559,546, respectively, as of June 30, 2021. The Class A Members have received a 4.5% annual rate of return since inception. At the Manager’s discretion, a reduced percentage of distributions were paid to the Class B Interest holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis. The impact of this at June 30, 2021 would be to distribute an additional $349,169 to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Offering and Syndication Costs

The Company’s Manager and its affiliates will be reimbursed for actual offering and syndication expenses incurred. Offering and syndication expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

As of December 31, 2020, the Company incurred a total of $102,707 in offering and syndication-related expenses which were initially advanced by a related party of the Company and fully repaid by December 31, 2020. No offering or syndication-related expenses were incurred during the six months ended June 30, 2021.

Acquisition Fee

Each of the Company’s real estate investments are obligated to pay the Company’s Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition it is included as an acquisition cost of the SPE purchasing the property and therefore would be included in the cost of the Company’s investment.

As of June 30, 2021, all acquisition fees have been paid and a total of $3,430,005 in fees are considered acquisition costs and included in the basis of the purchased property. The Company’s proportional share, based on the ownership of the respective investments, paid totaled $903,820 and is included in the investment cost.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the real estate investment.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized asset management fee during the first three years of operations which will be calculated based on the contributed capital as of the end of each prior month. After the first three years, the amount of contributed capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Manager. For the six months ended June 30, 2021 and the year ended December 31, 2020, the Company incurred $147,318 and $242,282, respectively, in Asset Management Fees, of which $166,133 remains payable as of June 30, 2021.

16

NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments

As of June 30, 2021, the Company had co-invested with CEF VIII and Grant Cardone as follows:

	10X Living at Panama City Beach		10X Living at Columbia at Town Center		Retreat at Panama City Beach		Addison Place
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage

CEF VI	$5,546,599	34.67%	$10,608,650	24.70%	$5,162,300	24.70%	$7,731,100	24.70%
CEF VIII	10,253,401	64.08%	31,911,350	74.30%	14,692,700	70.30%	22,003,900	70.30%
Grant Cardone	200,000	1.25%	430,000	1.00%	1,045,000	5.00%	1,565,000	5.00%
Total	$16,000,000	100%	$42,950,000	100%	$20,900,000	100%	$31,300,000	100%

Investment in Class A Shares

Primarily in response to COVID-19, Grant Cardone, as Manager of the Company’s Manager, Cardone Capital LLC, made the decision to allow requesting investors to sell their interests to him. During 2020, he purchased 35 units with combined equity value, at transfer date, totaling $33,487 which represent a 0.12% ownership of the Class A shares. No additional interests were purchased in 2021 to date.

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Other Risk

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company’s operations and performance. These circumstances may continue for an extended period of time and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic and the long-term impact on economies, markets, industries, and individual companies are not known. The extent of the impact on the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

17

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the six months ended June 30, 2021 and the year ended December 31, 2020:

	Class A Members June 30, 2021	Class A Members December 31, 2020
Total return [1]	`
End of period since-inception internal rate of return	25.84%	13.44%
Beginning of period since-inception internal rate of return	13.44%	-22.08%

Expense ratios [2]
Operating expense	0.73%	0.87%

Net investment income (loss) ratio [3]	(0.73%)	(0.87%)

1 Total return is calculated based on a dollar weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income (loss) ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: OTHER MATTERS

Cardone Capital LLC, Grant Cardone, the Company, and Cardone Equity Fund V, LLC are currently defendants in a putative class action lawsuit brought by an investor who alleges violations of the federal securities laws in connection with the sale of interests in Cardone Equity Fund V, LLC and Cardone Equity Fund VI, LLC. Luis Pino v. Cardone Capital, LLC et al., Case # 2:20-cv-08499-JFW was filed in Federal District Court for the Central District of California on September 16, 2020 and was dismissed with prejudice on April 30, 2021. Having lost in Federal District Court, the plaintiff filed an appeal to the Ninth Circuit Court of Appeals on May 28, 2021, Case # 21-55564. Given the uncertainty of litigation and the preliminary stage of this appeal, the defendants cannot reasonably estimate if any loss may result from this action. The Company may also incur legal fees or other expenses in connection with the defense against these claims. The defendants believe that the allegations in this lawsuit are without merit and will vigorously defend against the action.

NOTE 9: SUBSEQUENT EVENTS

Since June 30, 2021, Cardone Equity Fund VI has distributed an additional $331,460 to Class A Members and $73,658 to Class B Members.

Management has evaluated subsequent events through September 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

18

Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 1 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 3.1*

Operating Agreement of Cardone Equity Fund VI, LLC, dated January 10, 2019 LLC (Incorporated by reference to Exhibit 3.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 2 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

Exhibit 6.1*

Asset Management Agreement, dated October 16, 2019, by and between Cardone Equity Fund VI, LLC and Cardone Capital LLC (Incorporated by reference to Exhibit 6.1 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.2*

Assignment and Assumption of Asset Management Agreement by and between Cardone Capital LLC and Cardone Real Estate Acquisitions, LLC (Incorporated by reference to Exhibit 6.2 to Cardone Equity Fund VI, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 14, 2021 (File No. 24R-00237)).

Exhibit 6.3*

Transfer Agency and Service Agreement, dated January 29, 2019 by and among Cardone Capital, LLC, Computershare Trust Company, N.A., and Computershare, Inc. (Incorporated by reference to Exhibit 4 to Cardone Equity Fund VI, LLC Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 26, 2019 (File No. 024-10943))

*- Filed previously and incorporated herein by reference

19

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund VI, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	September 27, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC	September 27, 2021
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Capital LLC	September 27, 2021
Susan Schieman	(Principal Financial and Accounting Officer)

20